Exhibit 99.1

Vermilion Energy Trust Year End 2009 Operating and Financial Results

CALGARY, Alberta--(BUSINESS WIRE)--March 3, 2010--Vermilion Energy Trust (“Vermilion” or the “Trust”) (TSX – VET.UN) is pleased to report operating and unaudited financial results for the three and twelve months ended December 31, 2009.

2009 Highlights:

  Exceeded full year guidance with average production of 31,395 boe/d in 2009, compared to 32,741 boe/d in 2008. Fourth quarter 2009 production averaged 30,016 boe/d compared to 30,418 boe/d in the third quarter of 2009. The modest year-over-year decrease in production was attributable to natural declines, the full year impact of the shut-in at Harlingen, some voluntary gas shut-ins in western Canada due to low prices, and lower year-over-year capital expenditures (excluding Corrib).
  Generated fund flows from operations for the fourth quarter of 2009 of $94.0 million ($1.18 per unit), as compared to $69.3 million ($0.89 per unit) in the third quarter of 2009, due largely to higher relative commodity prices quarter-over-quarter. Full year fund flows from operations in 2009 totalled $317.2 million, down from $574.0 million in 2008, due primarily to a significant decrease in average commodity prices in 2009.
  Acquired an 18.5% non-operated working interest in the Corrib natural gas project in Ireland. The project is expected to add approximately 30% to Vermilion’s production volumes and over 40% to fund flows from operations when it comes on-stream, currently projected to occur by the end of 2012.
  Successfully drilled and completed a four-well program in the Netherlands that is expected to generate in excess of 4,000 boe/d of combined production net to Vermilion. The production will be phased in over the next 3 to 18 months resulting in an average increase of approximately 2,000 boe/d net to Vermilion in 2010, with the remainder coming on-stream mid 2011.
  Significantly expanded Vermilion’s opportunity base and exposure to certain tight gas reservoirs and the Cardium light oil play in western Canada. Additional mapping, correlated with existing well log and core data analysis in the Drayton Valley region of north central Alberta indicates Vermilion holds more than 300 net prospective Cardium locations and approximately 120 net liquids-rich, tight gas development opportunities across the area.
  Added 25.7 million barrels of oil equivalent of proved plus probable reserves in 2009 through drilling and acquisition, replacing 224% of 2009 production and increasing reserves per debt-adjusted unit by 5.5%. Since converting to a trust in 2003, Vermilion has grown its reserve base at an annual average rate of 4.4% on a debt adjusted per-unit basis. Vermilion’s proved plus probable reserve life index at the end of 2009 was approximately 12.6 years.
  Reduced net debt to $120.4 million for the year ending December 31, 2009 compared to $207.8 million at the end of 2008. During the fourth quarter, Vermilion completed the issuance of 8.1 million trust units generating net proceeds of $237.5 million. Vermilion also closed the sale of Verenex Energy Inc., for additional net proceeds of $136.5 million.
  Ranked as the top Canadian energy trust in the 2009 edition of the Globe and Mail’s board games report, reflecting Vermilion’s continuing commitment to strong corporate governance practices.
  Generated a positive total return to investors of 37.8% for the year ending December 31, 2009. Over the past five years and since inception of the trust in 2003, Vermilion has generated compound annualized rates of return of 16.5% and 21.9%, respectively, placing Vermilion in the top quartile of its peer group for both periods.

Conference Call and Audio Webcast Details:

Vermilion will discuss these results in a conference call to be held on Wednesday, March 3, 2010. The conference call will begin at 8:00 AM MST (10:00 AM EST). To participate, you may call toll free 1.877.407.9205 (North America) or 1.201.689.8054 (International). The conference call will also be available on replay by calling 1.877.660.6853 (North America) or 1.201.612.7415 (International) using account number 286 and conference ID number 341974.

The replay will be available until midnight eastern time on March 10, 2010.

You may also listen to the audio webcast by clicking http://www.investorcalendar.com/IC/CEPage.asp?ID=154137 or visit Vermilion’s website at http://www.vermilionenergy.com/ir/eventspresentations.cfm.

HIGHLIGHTS

	Three Months Ended		Twelve Months Ended
	Dec 31,	Dec 31,	Dec 31,	Dec 31,
Financial ($000’s CDN except unit and per unit amounts)	2009	2008	2009	2008
Petroleum and natural gas revenue	$180,544	$185,329	$639,751	$1,001,905
Fund flows from operations	94,020	132,389	317,237	573,966
Per unit, basic [1]	1.18	1.73	3.98	7.49
Capital expenditures	75,458	80,865	194,666	186,836
Acquisitions, including acquired working capital deficiency	16,914	1,843	217,043	48,230
Net debt			120,400	207,753
Reclamation fund contributions and asset retirement costs incurred	4,854	5,590	10,139	20,578
Cash distributions per unit	0.57	0.57	2.28	2.28
Distributions declared	45,019	40,022	166,385	158,674
Less DRIP	-	-	-	18,453
Net distributions	45,019	40,022	166,385	140,221
% of fund flows from operations distributed, gross	48%	30%	52%	28%
% of fund flows from operations distributed, net	48%	30%	52%	24%
Total net distributions, capital expenditures, reclamation fund contributions and asset retirement costs incurred
	$125,331	$126,477	$371,190	$347,635
% of fund flows from operations	133%	96%	117%	61%
% of fund flows from operations (excluding capital expenditures on the Corrib project)	109%	96%	103%	61%
Trust units outstanding [1]
Adjusted basic			86,742,289	77,002,881
Diluted			88,239,711	78,920,159
Weighted average trust units outstanding [1]
Adjusted basic			79,685,037	76,656,385
Diluted			80,569,607	78,018,769
Unit trading
High			$34.00	$45.50
Low			$20.02	$20.42
Close			$32.42	$25.19
Operations
Production
Crude oil (bbls/d)	17,403	18,086	18,194	17,908
Natural gas liquids (bbls/d)	1,472	1,532	1,541	1,575
Natural gas (mcf/d)	66,848	75,725	69,958	79,550
Boe/d (6:1)	30,016	32,238	31,395	32,741
Average reference price
WTI ($US/bbl)	$76.19	$58.74	$61.80	$99.65
Brent ($US/bbl)	74.56	54.91	61.51	96.99
AECO ($CDN/mcf)	4.50	6.68	3.95	8.13
Netherlands reference (Euro/GJ)	4.82	8.76	5.74	7.62
Foreign exchange rate ($US/$CDN)	0.95	0.82	0.88	0.94
Foreign exchange rate (Euro/$CDN)	0.64	0.63	0.63	0.64
Average selling price
Crude oil and natural gas liquids ($CDN/bbl)	84.52	67.07	68.90	101.32
Natural gas ($CDN/mcf)	5.49	9.23	5.62	9.60
Netbacks per boe (6:1)
Operating netback	37.67	46.23	33.95	57.86
Fund flows netback	34.04	44.63	27.69	47.91
Operating costs	$13.35	$14.01	$12.18	$11.98

1 Includes trust units issuable for outstanding exchangeable shares based on the period end exchange ratio

The above table includes non-GAAP measures which may not be comparable to other companies. Please see “Non-GAAP Measures” under MD&A section for further discussion.

FOR A COMPLETE COPY OF VERMILION’S 2009 FINANCIAL STATEMENTS AND RELATED MANAGEMENT’S DISCUSSION AND ANALYSIS, PLEASE REFER TO WWW.SEDAR.COM OR VERMILION’S WEBSITE AT WWW.VERMILIONENERGY.COM. THESE DOCUMENTS WILL BE MADE AVAILABLE ON OR BEFORE MARCH 31, 2010.

2009 IN REVIEW

During the course of 2009, commodity prices began the recovery to levels we believe are more sustainable over the long-term. Nonetheless, the sharp year-over-year decline in average commodity prices negatively impacted fund flows from operations. In response to the lower commodity prices experienced early in the year, Vermilion initiated a profitability enhancement program targeting material reductions in operating and administrative costs. By controlling costs, and making modest reductions to capital spending plans, Vermilion was able to comfortably maintain a stable level of distributions to unitholders while most of its peers were forced to sharply reduce monthly payments.

Vermilion’s strong financial position going into 2009 was a key factor enabling the acquisition of an 18.5% interest in the Corrib natural gas project (“Corrib”) located offshore northwest Ireland. Uncertain credit and equity markets provided Vermilion the opportunity to creatively participate in this significant European natural gas project that otherwise may not have been attainable. Corrib is expected to increase Vermilion’s production by approximately 9,000 boe/d and could add 40% to Vermilion’s fund flows from operations, based on current forward pricing curves for UK natural gas.

The development of the Corrib Gas Field is already more than 85% complete. The key remaining element of the project is the construction of the onshore pipeline. Shell E&P Ireland Ltd. (“SEPIL”) submitted an application to An Bord Pleanala (“ABP”) for the 9 km long section of onshore pipeline in February 2009. In November 2009, the ABP suggested a further amendment to the onshore pipeline route. Given the nature of the Board's suggested modifications to the onshore pipeline route, we do not currently expect first gas production from Corrib before late 2012. While Vermilion and its partners remain committed to achieving first gas as early as possible, Vermilion continues to be somewhat insulated from the impact of potential delays due to the sliding scale nature of its final payment. In conjunction with this delay, approximately $48 million of capital originally budgeted for Corrib has been deferred and redirected to Canadian resource play development in 2010.

Development capital expenditures in 2009 were focused primarily on a modest tight gas and light oil drilling program in Canada, workover and recompletion programs in France, and a highly successful drilling program in the Netherlands. Development capital spending (excluding Corrib) in 2009 was approximately $150 million compared to $187 million in 2008. Despite an almost 20% reduction in the level of development capital spending, Vermilion experienced only a modest decline in overall average production in 2009. At the same time, Vermilion’s reserve base continued to grow with the addition of 25.7 million boe of proved plus probable reserves including 7.2 million boe from development activities and 18.5 million boe through acquisitions. Net of production, Vermilion increased its proved plus probable reserves by 12% in 2009.

In Canada, Vermilion focused its attention on the rapidly emerging resource play potential that has resulted from advances in completion technologies. Vermilion’s extensive land holdings in the Drayton Valley region contain a number of ‘resource’ play opportunities including liquids-rich tight gas pools and light oil pools. Vermilion continues to grow its conventional resource plays in the Drayton Valley region, which combined with additional mapping and core data analysis, has significantly expanded our inventory of Cardium opportunities to more than 300 net targets on over 100 net sections of land and the inventory of liquids-rich tight gas opportunities to approximately 120 net well locations. Vermilion currently estimates the expected ultimate resource potential at approximately 200,000 bbl per Cardium well and between 1.5 and 2.9 Bcf per gas well depending on the target formation. This area is expected to provide a significant source of organic growth opportunities for the next several years.

In France, Vermilion maintained a steady workover and completion program, holding production declines to less than 3.5% for the year. Vermilion continues to review further opportunities for waterflood optimization of its major reservoirs in France and implementation of a CO2 based enhanced oil recovery pilot at Chaunoy. Vermilion is also examining the potential and feasibility of certain resource plays that have been identified in both the Paris and Aquitaine Basins.

In the Netherlands, Vermilion launched a successful drilling program targeting both development and exploration locations on existing acreage. As detailed in Vermilion’s press release dated February 16, 2010, this program yielded 100% success with combined expected production rates of over 4,000 boe/d, net to Vermilion, from four wells. The tie-in of these wells will be staged over the next 3 – 18 months adding estimated production of 2,000 boe/d in 2010, with the remainder on production in 2011.

In Australia, Vermilion benefited from strong production from the two wells completed in December 2008. These wells produced at initial rates of 1,000 boe/d per well and provided a 15% increase to Australian production volumes compared with 2008. Production from the Wandoo field in 2009 of 7,812 boe/d was essentially at the same level as when the field was initially acquired in 2005.

Verenex Energy Inc., in which Vermilion held a 42.4% equity interest, was successfully sold to the Libyan Investment Authority for $7.29 per share, generating net cash proceeds of $136.5 million to Vermilion. These proceeds, combined with the proceeds from the $250 million equity offering, leave Vermilion in a strong financial position to begin 2010. Net debt at December 31, 2009 totalled $120.4 million, representing less than 0.4 times annual fund flows from operations.

Finally, Vermilion generated a total return to investors of 37.8% in 2009, bringing the five year compound average rate of return to 16.5%. Since conversion to a trust in 2003, Vermilion generated an annual compound average rate of return of 21.9%. Both these long term measures are in the top quartile of Vermilion’s peer group.

OUTLOOK

Vermilion is poised to deliver strong operational and financial performance over the next several years. Vermilion’s portfolio of opportunities is continually expanding and includes significant resource plays in western Canada, sizeable conventional gas targets in the Netherlands, further reservoir development offshore Australia, substantial enhanced oil recovery potential in France and a major natural gas development project in Ireland. Management believes that these assets can provide meaningful and steady growth for the foreseeable future.

Effective September 1, 2010, Vermilion is planning to convert back to a corporate structure and intends to maintain its current business strategy following conversion, including the current level of distribution. Due to the international nature of its assets, Vermilion has historically benefited from the trust structure to a lesser degree than our peers. As such, investors should not view the conversion as a departure for Vermilion, but as a beneficial levelling of the playing field amongst our peers and a continuance of the strategy that has delivered outstanding performance for investors for the past seven years.

Vermilion’s Board of Directors has approved an increase in the capital spending program to $350 million for 2010 that includes approximately $100 million of expenditures related to the development of western Canadian resource plays and related infrastructure.

Given the increased level of capital spending and the recent success of Vermilion’s Netherlands drilling program, Vermilion currently expects average production volumes for 2010 to approach the high end of initial guidance at 31,000 boe/d. We anticipate production will exit 2010 at more than 33,000 boe/d and project further growth in 2011. This additional growth is due to the development of Canadian resource plays as well as production tie-ins in the Netherlands and the anticipated impact of the Australian drilling program.

Vermilion’s Canadian development programs will focus on horizontal technology plays, including Cardium oil wells, and selected liquids-rich tight gas reservoirs within Vermilion’s Drayton Valley land base. Vermilion maintains an extensive land position in the Drayton Valley region of north central Alberta, and a well developed infrastructure system to support new drilling opportunities. Significant improvements in well completion technologies have brought a renewed focus on the potential for various resource plays. Accordingly, Vermilion has re-evaluated its land base using well logs, core samples and geological modeling and concluded that these lands contain more than 300 net prospective Cardium locations and approximately 120 net liquids-rich, tight gas locations. Vermilion intends to drill up to 16 horizontal Cardium wells, three horizontal gas wells and an additional 10 vertical tight gas wells in 2010. We believe these programs, which will be funded with our strong balance sheet, will begin to provide a strong source of organic growth for Vermilion. Workovers and recompletions of multiple-zone, tight gas reservoirs will also remain a mainstay of the Canadian capital program. It is notable that Vermilion has included reserve bookings for the year ended December 31, 2009 for only 10 Cardium wells out of its 300 net well inventory and for approximately 15% of its tight gas well inventory.

In France, Vermilion continues to develop a pilot CO2 based enhanced oil recovery flood for the Chaunoy Field in the Paris Basin. Most of the work in 2010 will be reservoir and equipment related, with the initial CO2 injection not scheduled to begin until 2011. Vermilion will also be drilling one well at Les Mimosas, which is currently a single well pool discovered by Esso in 2004. This new well is designed as a pressure support (water-injection) well for the reservoir, but may be initially produced as an oil well depending on the reservoir pressure encountered by the well. Vermilion is also in the preliminary stages of evaluating resource play potential in France, including the Lias Shale oil play in the Paris Basin and tight gas opportunities in the Aquitaine Basin.

In the Netherlands, Vermilion successfully drilled four wells in 2009 and early 2010 and will focus efforts in 2010 on pipeline permitting for these wells and new well drilling permits for 2011. Vermilion has identified over 30 gross prospects on 290,000 net acres of land and will look to develop a rolling inventory of wells in the permitting and drilling stages, with the target of drilling four to six wells per year starting in 2011.

In Australia, Vermilion plans to drill three additional flank wells in the Wandoo Field in 2010. These wells are anticipated to add combined production in excess of 1,500 boe/d.

Vermilion reinstated its Distribution Reinvestment Program (DRIP) effective November 30, 2009, which allows investors to receive 5% more shares for their distribution in lieu of receiving a cash payout. Full details of the DRIP program are available at www.vermilionenergy.com.

Over the longer term Vermilion targets the delivery of steady reserves and production growth on an annual basis which, combined with an attractive distribution (dividend post September 1, 2010) should provide investors with double digit total returns. In the near and medium term, management believes it can exceed these long term objectives, particularly given the significant impact on production and fund flows from operations anticipated from the Corrib project.

Vermilion is pleased to announce the appointment of Tim Marchant to the Board of Directors. Tim is a thirty-year veteran of the oil business and has served in a variety of senior executive positions with BP and Amoco in a number of international arenas. Tim has a Ph.D. in geology, led numerous exploration and development initiatives in both Canadian and international plays for the company. Combined with a strong background in business development and new ventures, Tim’s skill sets fit very well with Vermilion’s strategic initiatives. Tim currently serves as an adjunct professor with the Haskayne School of Business, University of Calgary. Vermilion is delighted to welcome Tim to the Board of Directors and looks forward to benefitting from his experience and guidance.

The management and directors of Vermilion continue to control approximately 9% of the outstanding units and exchangeable shares and remain committed to delivering superior rewards to all stakeholders.

RESERVES SUMMARY

GLJ Petroleum Consultants Ltd. (GLJ), independent petroleum engineering consultants in Calgary, has prepared the 2009 year-end reserve evaluation report for Vermilion. This report is in compliance with National Instrument 51-1011 and the COGEH Handbook.

Vermilion added total proved plus probable reserves of 25.7 mmboe, approximately 2.2 times production in 2009. Adjusting for production of 11.5 mmboe, Vermilion’s proved reserves (P90) increased by approximately 15.7% to 94.8 mmboe at January 1, 2010. Total proved plus probable reserves (P50) increased by approximately 11.5% to 138.0 mmboe. On a per unit debt adjusted basis (whereby all debt is assumed to be converted to equity at the year-end closing price), Vermilion’s reserves (P50) increased by 5.5% over the prior year. Based on fourth quarter production rates, Vermilion’s effective reserve life index at January 1, 2010 is approximately 8.7 years for proved reserves and 12.6 years for P50 reserves.

1 Under the NI51-101 guidelines, proved reserves are qualified as those reserves that have a 90% chance of being exceeded at the reported level. Proved reserves, by definition, are conservative. Nine times out of ten actual reserves will be greater than the proved estimate. Proved plus probable reserves are characterized as those reserves that have a 50% probability of being exceeded at the reported level. They are the best estimate, or the most realistic case. It is equally likely that the actual reserves will be higher or lower than the estimate.

Several pertinent items should be considered when evaluating Vermilion’s reserves. Firstly, future development capital associated with the reserves increased by $200.5 million in 2010 reflecting a $239.2 million increase related to Corrib and a $38.7 million reduction related to the balance of Vermilion’s reserves. This does not include the estimated final payment for Corrib of approximately $141 million. Secondly, Vermilion’s finding and development costs fell for the third consecutive year, while acquisition costs rose sharply, reflecting the Corrib transaction. Once Corrib comes on production, Vermilion expects the robust after tax netbacks from this field will generate a strong recycle ratio for these reserves, justifying the somewhat higher acquisition metrics associated with the purchase. Finally, Vermilion remains extremely conservative in its reserves bookings, particularly with respect to its potentially significant reserves associated with resource plays in western Canada. Of note, only 10 Cardium locations and about 15% of the tight gas locations have been included in Vermilion’s 2010 reserves bookings.

The summary reserves table and reserves reconciliation table are included below. The reserves shown are Vermilion’s working interest share before deducting royalties.

Reserves Summary Table (Working Interest Gross) (as at January 1, 2010)
Cumulative Cash Flow (Escalated Prices – Before Tax)
	Light & Medium Oil (mmbbls)	Natural Gas (bcf)	NGL’s (mmbbls)	Oil Equivalent 6:1 (mmboe)	Undisc. ($mm)	10% ($mm)
Total Proved	48.37	258.46	3.32	94.79	3,788	2,275
Total Proved plus probable	72.57	362.93	4.92	138.02	5,963	3,185

The net present value of the reserves shown above (cumulative cash flow) are based on GLJ’s escalating price and cost scenario and are presented for comparative purposes only and are not necessarily representative of fair market value.

Company Interest Reserves Reconciliation Summary Table (as at January 1, 2010)
		(P50) Total
	(P90) Total	Proved Plus
Oil Equivalent (mmbbl) Gas at 6:1	Proved	Probable
Opening Balance:	81,911	123,768
Drilling additions and improved recovery	5,960	9,264
Acquisition	16,175	18,520
Disposition	-	-
Technical revisions	2,206	(2,073)
Production	(11,459)	(11,459)
Closing balance	94,793	138,020

Certain natural gas volumes have been converted on the basis of six thousand cubic feet of gas to one barrel equivalent of oil. Barrels of oil equivalent may be misleading, particularly if used in isolation. A barrel of oil equivalent is based on a conversion rate of six thousand cubic feet of natural gas to one barrel of oil and is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

FOR COMPLETE INFORMATION REGARDING VERMILION’S RESERVES, PLEASE REVIEW THE TRUST’S 2009 ANNUAL INFORMATION FORM THAT WILL BE FILED ON SEDAR WWW.SEDAR.COM ON OR BEFORE MARCH 31, 2010.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is Management’s Discussion and Analysis (MD&A) dated March 2, 2010 of Vermilion’s operating and financial results as at and for the three and twelve month periods ended December 31, 2009 and 2008. This discussion should be read in conjunction with the Trust’s audited consolidated financial statements for the years ended December 31, 2008 and 2007, together with accompanying notes.

NON-GAAP MEASURES

This report includes non-GAAP (“Generally Accepted Accounting Principles”) measures as further described herein. These measures do not have standardized meanings prescribed by GAAP and therefore may not be comparable with the calculations of similar measures for other entities.

“Fund flows from operations” represents cash flows from operating activities before changes in non-cash operating working capital and asset retirement costs incurred. Management considers fund flows from operations and per unit calculations of fund flows from operations (see discussion relating to per unit calculations below) to be key measures as they demonstrate the Trust’s ability to generate the cash necessary to pay distributions, repay debt, fund asset retirement costs and make capital investments. Management believes that by excluding the temporary impact of changes in non-cash operating working capital, fund flows from operations provides a useful measure of the Trust’s ability to generate cash that is not subject to short-term movements in operating working capital. As fund flows from operations also excludes asset retirement costs incurred, it assists management in assessing the ability of the Trust to fund current and future asset retirement costs. The most directly comparable GAAP measure is cash flows from operating activities. Fund flows from operations is reconciled to cash flows from operating activities below:

	Three Months Ended		Twelve Months Ended
($000’s)	Dec 31, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008
Cash flows from operating activities	$84,184	$142,983	$230,316	$660,135
Changes in non-cash operating working capital	4,982	(15,517)	76,782	(96,369)
Asset retirement costs incurred	4,854	4,923	10,139	10,200
Fund flows from operations	$94,020	$132,389	$317,237	$573,966

“Acquisitions, including acquired working capital deficiency” is the sum of “Acquisition of petroleum and natural gas properties” and “Corporate acquisition, net of cash acquired” as presented in the Trust’s consolidated statements of cash flows plus any working capital deficiencies acquired as a result of those acquisitions. Management considers acquired working capital deficiencies to be an important element of a property or corporate acquisition. Acquisitions, including acquired working capital deficiency is reconciled below:

	Three Months Ended		Twelve Months Ended
($000’s)	Dec 31, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008
Acquisition of petroleum and natural gas properties from consolidated statements of cash flows
	$16,914	$79	$159,536	$46,466
Corporate acquisition, net of cash acquired from consolidated statements of cash flows
	-	1,764	-	1,764
Working capital deficiencies acquired from investments and acquisitions (see financial statement notes for relevant period)

	-	-	57,507	-
Acquisitions, including acquired working capital deficiency	$16,914	$1,843	$217,043	$48,230

“Net debt” is the sum of long-term debt and working capital but excluding the amount due pursuant to acquisition as presented in the Trust’s consolidated balance sheets and is used by management to analyze the financial position and leverage of the Trust. Net debt is reconciled below to long-term debt which is the most directly comparable GAAP measure:

	As At	As At
($000’s)	Dec 31, 2009	Dec 31, 2008
Long-term debt	$159,723	$197,651
Current liabilities	217,563	250,275
Current assets	(256,886)	(240,173)
Net debt	$120,400	$207,753

“Cash distributions per unit” represents actual cash distributions declared per unit by the Trust during the relevant periods.

“Net distributions” is calculated as distributions declared for a given period less proceeds received by the Trust pursuant to the Distribution Reinvestment Plan (“DRIP”). Distributions both before and after DRIP are reviewed by management and are also assessed as a percentage of fund flows from operations to analyze how much of the cash that is generated by the Trust is being used to fund distributions. Net distributions is reconciled below to distributions declared, the most directly comparable GAAP measure:

	Three Months Ended		Twelve Months Ended
($000’s)	Dec 31, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008
Distributions declared	$45,019	$40,022	$166,385	$158,674
Issue of trust units pursuant to the distribution
reinvestment plan	-	-	-	(18,453)
Net distributions	$45,019	$40,022	$166,385	$140,221

“Total net distributions, capital expenditures, reclamation fund contributions and asset retirement costs incurred” is calculated as net distributions as determined above plus the following amounts for the relevant periods from the Trust’s consolidated statements of cash flows: “Drilling and development of petroleum and natural gas properties”, “Contributions to reclamation fund” and “Asset retirement costs incurred.” This measure is reviewed by management and is also assessed as a percentage of fund flows from operations to analyze the amount of cash that is generated by the Trust that is available to repay debt and fund potential acquisitions. This measure is reconciled to the relevant GAAP measures below:

	Three Months Ended		Twelve Months Ended
($000’s)	Dec 31, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008
Distributions declared	$45,019	$40,022	$166,385	$158,674
Issue of trust units pursuant to the distribution reinvestment plan	-	-	-	(18,453)
Drilling and development of petroleum and natural gas properties	75,458	80,865	194,666	186,836
Contributions to reclamation fund	-	667	-	10,378
Asset retirement costs incurred	4,854	4,923	10,139	10,200
	$125,331	$126,477	$371,190	$347,635

“Netbacks” are per-unit of production measures used in operational and capital allocation decisions.

“Adjusted basic trust units outstanding” and “Adjusted basic weighted average trust units outstanding” are used in the per unit calculations on the Highlights schedule of this document and are different from the most directly comparable GAAP figures in that they include amounts related to outstanding exchangeable shares at the period end exchange ratio. As the exchangeable shares will eventually be converted into units of the Trust, management believes that their inclusion in the calculation of basic rather than only diluted per unit statistics provides meaningful information. “Diluted trust units outstanding” is the sum of “Adjusted basic trust units outstanding” plus outstanding awards under the Trust’s Unit Rights Incentive Plan and the Trust Unit Award Incentive Plan, based on current performance factor estimates. These measures are reconciled to the relevant GAAP measures below:

	As At	As At
	Dec 31, 2009	Dec 31, 2008
Trust units outstanding	79,523,028	70,212,769
Trust units issuable pursuant to exchangeable shares outstanding	7,219,261	6,790,112
Adjusted basic trust units outstanding	86,742,289	77,002,881
Potential trust units issuable pursuant to unit compensation plans	1,497,422	1,917,278
Diluted trust units outstanding	88,239,711	78,920,159

	As At	As At
	Dec 31, 2009	Dec 31, 2008
Basic weighted average trust units outstanding	72,405,606	69,548,183
Trust units issuable pursuant to exchangeable shares outstanding	7,279,431	7,108,202
Adjusted basic weighted average trust units outstanding	79,685,037	76,656,385

FORWARD-LOOKING INFORMATION

This document contains forward-looking financial and operational information as to the Trust’s internal projections and expectations relating to future events or performance. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expects”, “projects”, “anticipates” and similar expressions. These statements represent management’s expectations concerning future operating results or the economic performance of the Trust and are subject to a number of risks and uncertainties that could materially affect results. These risks include, but are not limited to future commodity prices, exchange rates, interest rates, geological risk, reserves risk, political risk, product demand and transportation restrictions, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted.

OPERATIONAL ACTIVITIES

Certain natural gas volumes have been converted on the basis of six thousand cubic feet of gas to one barrel equivalent of oil. Barrels of oil equivalent (boe’s) may be misleading, particularly if used in isolation. A barrel of oil equivalent (“boe”) is based on a conversion rate of six thousand cubic feet of natural gas to one barrel of oil and is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Canada

In Canada, Vermilion participated in the drilling of 39 wells (25.8 net) during 2009, resulting in five gas wells (2.9 net), two oil wells (1.4 net), two abandoned wells (1.0 net) and 30 standing wells (20.6 net) awaiting further evaluation and tie-in. The total standing well count includes 27 CBM and shallow gas wells (18.6 net). The Canadian wells included one Vermilion operated horizontal multi-stage fracture completion of a tight gas well, a partner operated Cardium horizontal oil completion, and a partner operated tight gas completion. Vermilion is planning to significantly expand its domestic development program in 2010.

France

In France, Vermilion participated in the drilling of three wells (3.0 net) at Champotran in the Paris Basin resulting in one producing oil well, one standing well awaiting evaluation of uphole zones and one standing well that is being used to evaluate the Lias fractured shale potential. An active workover and recompletion program across Vermilion’s properties in France was instrumental in holding production declines to minimal levels in 2009, despite the low drilling activity.

Netherlands

In the Netherlands, Vermilion drilled and completed four wells including two development wells (1.9 net) and two exploration wells (0.85 net). These wells are expected to effectively double Vermilion’s production from the Netherlands over the next 18 months. Vermilion will work on production, pipeline and environmental permits for the De Hoeve and Vinkega wells and is applying for drilling permits for up to six additional wells in 2011.

Australia

Vermilion did not drill or workover any wells in Australia in 2009, but the strong performance of the two wells drilled in December 2008 provided a good incentive to extend the development drilling program, which will see three wells completed in the second half of 2010.

PRODUCTION

Average production in Canada during 2009 was 3,655 bbls/d of oil and NGLs and 47.9 mmcf/d of natural gas (11,629 boe/d) compared to 4,172 bbls/d of oil and NGLs and 51.2 mmcf/d of natural gas (12,696 boe/d) in 2008, representing a year-over-year decrease of 8.4%. Fourth quarter 2009 production averaged 11,021 boe/d, compared to 12,448 boe/d in the fourth quarter of 2008. In 2009 production volumes were also slightly reduced by a voluntary reduction of natural gas sales from September to December due to low natural gas prices. The full year impact on average production amounted to approximately 150 boe/d. Canadian production is expected to increase in 2010 with the acceleration of resource play development.

Production in France averaged 8,421 boe/d in 2009, 3.3% lower than average 2008 production of 8,710 boe/d. The decrease was largely attributable to the limited 2009 drilling program. Fourth quarter 2009 production of 8,407 boe/d was 2.6% lower than fourth quarter 2008 production of 8,630 boe/d. France production is expected to decrease in 2010 due to limited planned drilling activity.

Production in the Netherlands averaged 3,533 boe/d in 2009, well below the 4,562 boe/d recorded in 2008. The decrease reflects the full year impact of production shut-ins at Harlingen and some short-term drilling-related shut-ins during the fourth quarter. Production in the fourth quarter 2009 averaged 3,464 boe/d compared with 4,043 boe/d during the same period in 2008. Netherlands production is expected to increase sharply in 2010 with further gains in 2011 as production from the successful 2009 drilling program is brought on stream.

Australia production averaged 7,812 boe/d in 2009, compared to 6,773 boe/d in 2008 as production from two wells drilled in December 2008 provided significant incremental volumes throughout the year. Production during the fourth quarter 2009 averaged 7,124 boe/d, compared to 7,117 boe/d during the same period in 2008. Australian production is expected to decline during the first half of 2010, and then should rebound towards the end of the year following completion of the three wells scheduled during the third quarter of 2010.

	Three Months Ended Dec 31, 2009				Twelve Months Ended Dec 31, 2009
	Oil & NGLs	Natural Gas	Total		Oil & NGLs	Natural Gas	Total
	(bbls/d)	(mmcf/d)	(boe/d)%		(bbls/d)	(mmcf/d)	(boe/d)%
Canada	3,510	45.07	11,021	36	3,654	47.85	11,629	37
France	8,218	1.13	8,407	28	8,246	1.05	8,421	27
Netherlands	23	20.65	3,464	12	23	21.06	3,533	11
Australia	7,124	-	7,124	24	7,812	-	7,812	25
Total Production	18,875	66.85	30,016	100	19,735	69.96	31,395	100

	Three Months Ended Dec 31, 2008				Twelve Months Ended Dec 31, 2008
	Oil & NGLs	Natural Gas	Total		Oil & NGLs	Natural Gas	Total
	(bbls/d)	(mmcf/d)	(boe/d)%		(bbls/d)	(mmcf/d)	(boe/d)%
Canada	4,041	50.45	12,448	39	4,172	51.15	12,696	39
France	8,435	1.17	8,630	27	8,514	1.17	8,710	27
Netherlands	25	24.11	4,043	12	24	27.23	4,562	14
Australia	7,117	-	7,117	22	6,773	-	6,773	20
Total Production	19,618	75.73	32,238	100	19,483	79.55	32,741	100

FINANCIAL REVIEW

During the three and twelve month periods ended December 31, 2009, the Trust generated fund flows from operations of $94.0 million and $317.2 million, respectively. For the same periods in 2008 the Trust generated fund flows from operations of $132.4 million and $574.0 million, respectively. The decrease in fund flows from operations in the fourth quarter of 2009 as compared to the same period in the prior year is associated with lower production levels and the prior year impact of lower Australian royalties related to the Trust’s fourth quarter 2008 drilling program. The year over year decrease in fund flows from operations of $256.8 million is largely the result of lower average commodity prices. The GAAP measure, cash flows from operating activities similarly decreased year over year to $84.2 million and $230.3 million for the three and twelve month periods ended December 31, 2009 versus $143.0 million and $660.1 million for the same periods in 2008.

During the three and twelve month periods ended December 31, 2009, the price of WTI crude oil averaged US $76.19 per bbl and US $61.80 per bbl, respectively (three and twelve month periods ended December 31, 2008, US $58.74 per bbl and US $99.65 per bbl, respectively). For the three and twelve month periods ended December 31, 2009 the AECO price for gas averaged CDN $4.50 per mcf and CDN $3.95 per mcf, respectively (three and twelve month periods ended December 31, 2008, CDN $6.68 per mcf and CDN $8.13 per mcf, respectively). On a full year basis, the average prices for both oil and gas were significantly lower in 2009 than in 2008.

Despite the decrease year over year in fund flows from operations, Vermilion has strengthened its financial position and at December 31, 2009 the Trust’s net debt was $120.4 million which represents a decrease of 42.0% from the net debt of $207.8 million at December 31, 2008. The Trust’s long-term debt has decreased to $159.7 million at December 31, 2009 from $197.7 million at December 31, 2008. At December 31, 2009 Vermilion’s net debt represented 32.0% of its fourth quarter annualized fund flows from operations. The year over year decrease in net debt is a function of Vermilion’s fourth quarter trust unit issuance and the sale of the Trust’s investment in Verenex.

For the three and twelve month periods ended December 31, 2009 total net distributions, capital expenditures, reclamation fund contributions and asset retirement costs incurred as a percentage of fund flows from operations was 133.3% and 117.0%, respectively (three and twelve month periods ended December 31, 2008, 95.5% and 60.6%, respectively). The year over year increase in this ratio largely relates to the lower fund flows from operations recorded in the year ended December 31, 2009 versus the same periods in 2008 which is a result of lower average commodity prices combined with the impact of the Corrib project where Vermilion has significant ongoing capital commitments to achieve first gas.

CAPITAL EXPENDITURES

On July 30, 2009 the Trust completed its acquisition of an 18.5% non-operated interest in the Corrib gas field located off the northwest coast of Ireland for cash consideration of $136.8 million. The Corrib acquisition costs includes Vermilion’s share of capital expenditures from January 1, 2009 through the date of acquisition. Pursuant to the terms of the acquisition agreement, the Trust will make an additional future payment to the vendor, the amount of which will be between US $135 million and US $300 million depending on the date when first commercial gas is achieved. Management currently expects that first commercial gas will be achieved by the end of 2012.

Production from Corrib is expected to increase Vermilion’s volumes by approximately 9,000 boe/d once the field reaches peak production. The project includes both offshore and onshore pipeline segments as well as a significant natural gas processing facility and it is in the latter stages of development.

Total capital spending, including acquisitions for the three and twelve month periods ended December 31, 2009 was $92.4 million and $354.2 million, respectively (three and twelve month periods ended December 31, 2008, $82.7 million and $235.1 million, respectively). Acquisition related capital spending has increased for the three month period ended December 31, 2009 primarily due to $15.1 million of property acquisitions in the Drayton Valley area in the fourth quarter of 2009. For the twelve month period ended December 31, 2009 acquisition spending has increased from 2008 due to the 2009 acquisition of Corrib for $136.8 million plus a $4.5 million gross overriding royalty acquired from Verenex and the aforementioned fourth quarter 2009 property acquisitions in Drayton Valley. The Corrib acquisition cost includes Vermilion’s share of capital expenditures from January 1, 2009 through the date of acquisition. The 2008 comparative figures include the purchase of $44.1 million of producing properties in the Drayton Valley area.

Non-acquisition related capital spending has decreased for the three month period ended December 31, 2009 versus the same period in 2008 primarily due to the costs incurred to drill and complete two offshore Australia wells during the fourth quarter of 2008. The year to date figure has increased versus 2008 primarily due to post acquisition capital spending on the Corrib project. Pursuant to the agreement, Vermilion assumed its share of future capital expenditure obligations in order to reach first gas. These capital costs are primarily related to the completion of the facilities necessary to bring this gas on-stream.

The development of the Corrib Gas Field is already more than 85% complete. The key remaining element of the project is the construction of the onshore pipeline. Shell E&P Ireland Ltd. (“SEPIL”) submitted an application to An Bord Pleanala (“ABP”) for the 9km long section of onshore pipeline in February 2009. In November 2009, the ABP suggested a further amendment to the onshore pipeline route. In January 2010, SEPIL wrote to ABP and indicated that it had made good progress in responding positively to the Board’s request for further information. SEPIL intends to respond to the planning board by May 31, 2010. However, given the nature of the Board's suggested modifications to the onshore pipeline route, we do not currently expect first gas production from Corrib before late 2012. Originally it was anticipated that first gas production would have been reached by December 2011.

	Three Months Ended		Twelve Months Ended
($000’s)	Dec 31, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008
Land	$7,664	$2,314	$15,868	$5,183
Seismic	287	446	1,847	10,989
Drilling and completion	23,839	48,104	55,989	78,542
Production equipment and facilities	32,292	16,815	77,588	56,974
Recompletions	5,898	7,908	19,282	19,789
Other	5,478	5,278	24,092	15,359
	75,458	80,865	194,666	186,836
Acquisitions (excluding acquired working capital deficiency)	16,914	1,843	159,536	48,230
Total	$92,372	$82,708	$354,202	$235,066

REVENUE

Revenue for the three and twelve month periods ended December 31, 2009 was $180.5 million and $639.8 million, respectively (three and twelve month periods ended December 31, 2008, $185.3 million and $1.0 billion, respectively).

Vermilion’s combined crude oil and NGL price was $84.52 per boe in the fourth quarter of 2009, an increase of 26.0% over the $67.07 per boe reported in the fourth quarter of 2008. The natural gas price realized was $5.49 per mcf in the fourth quarter of 2009 compared to $9.23 per mcf in the fourth quarter of 2008, a 40.5% decrease year over year. Vermilion’s lower revenue year over year was primarily driven by lower average commodity prices in 2009 versus 2008.

	Three Months Ended		Twelve Months Ended
($000’s except per boe and per mcf)	Dec 31, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008
Crude oil & NGLs	$146,775	$121,049	$496,331	$722,512
Per boe	$84.52	$67.07	$68.90	$101.32
Natural gas	33,769	64,280	143,420	279,393
Per mcf	$5.49	$9.23	$5.62	$9.60
Petroleum and natural gas revenue	$180,544	$185,329	$639,751	$1,001,905
Per boe	$65.38	$62.49	$55.83	$83.61

The following table summarizes Vermilion’s ending inventory positions for France and Australia for the most recent four quarters:

	As at	As at	As at	As at
	Dec 31, 2009	Sep 30, 2009	Jun 30, 2009	Mar 31, 2008
France (bbls)	167,962	147,043	151,488	214,384
France ($000’s)	$5,068	$4,459	$4,706	$7,097
Australia (bbls)	5,387	246,311	137,518	334,838
Australia ($000’s)	$167	$7,499	$4,143	$9,402

DERIVATIVE INSTRUMENTS

Vermilion manages a component of its risk exposure through prudent commodity and currency economic hedging strategies. Vermilion had the following financial derivatives in place at December 31, 2009:

Risk Management: Oil	Funded Cost	bbls/d	US$/bbl
Collar - WTI
2010	US$0.00/bbl	1,500	$70.00 - $ 97.80
2010	US$1.00/bbl	1,500	$72.00 - $ 99.00
2010	US$1.00/bbl	1,500	$72.00 - $100.65
2010	US$1.50/bbl	750	$70.00 - $ 97.40
2010	US$1.50/bbl	750	$69.00 - $ 90.15
Call Spread - BRENT
2010	US$4.94/bbl	1,100	$65.00 - $ 85.00
2011	US$6.08/bbl	960	$65.00 - $ 85.00
2010	US$5.64/bbl	700	$65.00 - $ 85.00
2011	US$5.15/bbl	600	$65.00 - $ 85.00
Risk Management: Natural Gas	Funded Cost	GJ/d	$/bbl
SWAP - AECO
January 2010 to October 2011	$0.00/GJ	700	$5.13
Put – AECO
January 2010 to March 2010	$0.17/GJ	10,000	$4.50
January 2010 to March 2010	$0.17/GJ	4,000	$4.50
April 2010 to October 2010	$0.35/GJ	10,000	$4.50
Collar – AECO
April 2010 to October 2010	$0.25/GJ	2,000	$4.70 - $ 7.35

The impact of Vermilion’s economic hedging program increased the fund flows netback for the twelve month period ended December 31, 2009 by $0.47 per boe ($0.50 per boe in the quarter) as the price of oil was lower than the floor on the US $100.50 to US $200.00 collar the Trust held during the year. This compares to a hedging cost of $0.89 per boe for the year ended December 31, 2008 (gain of $0.66 per boe in the quarter).

ROYALTIES

Consolidated royalties per boe for the three and twelve month periods ended December 31, 2009 were $12.53 and $8.52, respectively (three and twelve month periods ended December 31, 2008, $0.83 and $10.92, respectively). As a percent of revenue for the three and twelve month periods ended December 31, 2009, royalties were 19% and 15%, respectively (three and twelve month periods ended December 31, 2008, 1% and 13%, respectively).

In Australia, royalties, as a percentage of revenue for the three and twelve month periods ended December 31, 2009 were 34% and 27%, respectively (three and twelve month periods ended December 31, 2008, 28% and 20%, respectively). Royalties are reduced by capital investment in the country and as such, fourth quarter and year to date royalties as a percent of revenue increased as compared to the same periods in the prior year as a result of higher levels of capital spending in 2008 due to the Trust’s active Australian capital program in the fourth quarter of that year.

In Canada, royalties as a percent of revenue for the three and twelve month periods ended December 31, 2009 decreased to 18% and 15%, respectively (three and twelve month periods ended December 31, 2008, 19% and 19%, respectively). The year over year decrease is attributable to the impact of lower commodity prices in 2009 versus the same periods in 2008 combined with additional gas cost allowance recoveries related to prior periods realized during the second quarter of 2009.

In France, the primary portion of the royalties levied is based on units of production and therefore is not subject to changes in commodity prices. Accordingly, as Vermilion’s realized price was lower for the twelve month period ended December 31, 2009 as compared to the same period in 2008, royalties, as a percent of revenue, increased to 8% from 6%. For the three months ended December 31, 2009 Vermilion’s realized price was consistent with 2008 and accordingly royalties as a percent of revenues remained constant at 7% and 7%, respectively.

Production in the Netherlands is not subject to royalties.

	Three Months Ended		Twelve Months Ended
($000’s except per boe and per mcf)	Dec 31, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008
Crude oil & NGLs	$32,553	$(4,339)	$92,226	$96,736
Per boe	$18.75	$(2.40)	$12.80	$13.57
Natural gas	2,040	6,804	5,406	34,092
Per mcf	$0.33	$0.98	$0.21	$1.17
Royalties	$34,593	$2,465	$97,632	$130,828
Per boe	$12.53	$0.83	$8.52	$10.92

OPERATING COSTS

Consolidated operating costs per boe for the three and twelve month periods ended December 31, 2009 were $13.35 and $12.18, respectively (three and twelve month periods ended December 31, 2008, $14.01 and $11.98, respectively). Canadian operating costs have remained at a relatively consistent level on a per boe basis for the three and twelve month periods ended December 31, 2009 at $10.54 and $10.13, respectively (three and twelve month periods ended December 31, 2008, $10.93 and $10.48, respectively).

Operating costs in France on a per boe basis decreased for the three month period ended December 31, 2009 to $14.28 compared to $17.69 in the fourth quarter of 2008. This decrease is attributable to significant well intervention work that was performed in the fourth quarter of 2008 as compared to 2009. On a year to date basis, operating costs in France increased to $12.40 per boe as compared to $11.98 per boe in 2008. This increase is attributable to slightly lower production levels in 2009 versus 2008 resulting in higher per unit fixed costs.

Australian operating costs on a per boe basis for the three month period ended December 31, 2009 have increased to $16.56 compared to $15.93 in the fourth quarter of 2008. The increase is attributable to higher maintenance costs in the fourth quarter of 2009 versus the same period in 2008. On a year to date basis, operating costs in Australia have decreased to $13.82 per boe from $14.64 per boe in 2008. The decrease is attributable to higher production levels in 2009 reflecting the full year impact of two wells drilled and placed on production late in 2008.

In the Netherlands, operating costs on a per boe basis for the three month period ended December 31, 2009 have increased to $13.41 from $12.23 in 2008. The increase is due to minor downtime in the fourth quarter of 2009 related to production shut-in for the drilling of the Middenmeer and Middelburen wells. On a year to date basis, operating costs in the Netherlands increased to $14.78 per boe compared to $12.19 per boe in 2008. The increase is due to lower production resulting from the temporary shut-in of production at Harlingen in mid-July 2008 as a result of subsidence concerns.

	Three Months Ended		Twelve Months Ended
($000’s except per boe and per mcf)	Dec 31, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008
Crude oil & NGLs	$25,228	$28,419	$91,338	$90,250
Per boe	$14.53	$15.75	$12.68	$12.66
Natural gas	11,629	13,128	48,268	53,288
Per mcf	$1.89	$1.88	$1.89	$1.83
Operating	$36,857	$41,547	$139,606	$143,538
Per boe	$13.35	$14.01	$12.18	$11.98

TRANSPORTATION

Transportation costs are a function of the point of legal transfer of the product and are dependent upon where the product is sold, product split, location of properties as well as industry transportation rates that are driven by supply and demand of available transport capacity. For Canadian gas production, legal title transfers at the intersection of major pipelines (referred to as “the Hub”) whereas the majority of Vermilion’s Canadian oil production is sold at the wellhead. In France, the majority of Vermilion’s transportation costs are comprised of shipping charges incurred in the Aquitaine Basin where oil production is transported by tanker from the Ambès terminal in Bordeaux to the refinery. In Australia, oil is sold at the Wandoo B Platform and in the Netherlands, gas is sold at the plant gate, resulting in no transportation costs relating to Vermilion’s production in these countries.

Transportation costs in France decreased in 2009 compared to the prior year as a resumption of terminal operations occurred during the second quarter of 2009 when two storage tanks were placed back into service. Long term plans for the terminal include an expanded level of operations utilizing four storage tanks.

	Three Months Ended		Twelve Months Ended
($000’s except per boe)	Dec 31, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008
Transportation	$6,422	$6,165	$18,939	$23,545
Per boe	$2.33	$2.08	$1.65	$1.96

GENERAL AND ADMINISTRATION EXPENSES

General and administration expense per boe for the three and twelve month periods ended December 31, 2009 was $3.16 and $2.72, respectively (three and twelve month periods ended December 31, 2008, $1.76 and $2.07, respectively). The increase per boe from 2008 is associated with an overall increase in employee related costs and a decrease in third-party marketing fee recoveries combined with higher legal and advisory fees associated with a restructuring of Vermilion’s international holding companies that will result in a more efficient corporate structure.

	Three Months Ended		Twelve Months Ended
($000’s except per boe)	Dec 31, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008
General and administration	$8,728	$5,210	$31,192	$24,837
Per boe	$3.16	$1.76	$2.72	$2.07

UNIT BASED COMPENSATION EXPENSE

Non-cash unit based compensation expense for the three and twelve month periods ended December 31, 2009 was $4.5 million and $18.2 million, respectively (three and twelve month periods ended December 31, 2008, $4.7 million and $18.4 million, respectively). This expense relates to the value attributable to long-term incentives granted to officers, directors and employees under the Trust Unit Award Incentive Plan as well as units issued pursuant to the Trust’s bonus plan.

Total unit based compensation expense has remained consistent on a year over year basis.

	Three Months Ended		Twelve Months Ended
($000’s except per boe)	Dec 31, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008
Unit based compensation	$4,520	$4,684	$18,196	$18,388
Per boe	$1.64	$1.58	$1.59	$1.53

INTEREST EXPENSE

Interest expense for the three and twelve month periods ended December 31, 2009 was $3.9 million and $13.3 million, respectively (three and twelve month periods ended December 31, 2008, $2.4 million and $16.3 million, respectively). Interest expense for the year to date period in 2009 has decreased from the same period in 2008 as a result of lower average debt levels. Interest expense for the fourth quarter of 2009 has increased compared to the fourth quarter of 2008 due to higher interest rates and increased average debt levels related to the Corrib acquisition.

	Three Months Ended		Twelve Months Ended
($000’s except per boe)	Dec 31, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008
Interest	$3,870	$2,383	$13,268	$16,331
Per boe	$2.21	$0.80	$1.16	$1.36

DEPLETION, DEPRECIATION AND ACCRETION EXPENSES

Depletion, depreciation and accretion expenses per boe for the three and twelve month periods ended December 31, 2009 were $20.59 and $21.71, respectively (three and twelve month periods ended December 31, 2008, $21.63 and $21.32, respectively). Depletion, depreciation and accretion rates in 2009 have remained consistent from the prior year.

	Three Months Ended		Twelve Months Ended
($000’s except per boe)	Dec 31, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008
Depletion, depreciation and accretion	$56,870	$64,139	$248,726	$255,473
Per boe	$20.59	$21.63	$21.71	$21.32

TAXES

Vermilion is subject to current taxes in France, the Netherlands and Australia. Current taxes for the year ended December 31, 2009 decreased to $29.4 million compared to $83.8 million in the prior year. This decrease is mainly attributable to the significantly lower commodity prices in 2009 compared to 2008. Current taxes for the fourth quarter of 2009 were $3.7 million compared to $1.4 million in 2008. The increase in taxes was due to one time additional deductions taken in the fourth quarter of 2008.

	Three Months Ended		Twelve Months Ended
($000’s except per boe)	Dec 31, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008
Current taxes	$3,684	$1,362	$29,429	$83,804
Per boe	$1.33	$0.46	$2.57	$6.99

Publicly traded income and royalty trusts will be subject to a new taxation structure (the “SIFT Rules”) starting in 2011. The applicable tax rate under the SIFT Rules has a federal and provincial tax rate component. As at the end of December 31, 2008, the provincial component was deemed to be 13%. In March 2009, the related income tax regulations for calculating the provincial SIFT tax rate were enacted. As substantially all of Vermilion’s Canadian operations are in Alberta, we expect the provincial SIFT tax rate to be 10%.

After an extensive review of available alternatives Vermilion has determined that overall it is more beneficial to operate as a corporation than as a trust being subject to the SIFT Rules. As a result, it is the intention of Vermilion to convert from a trust into a corporation in September 2010, subject to approval of the unit holders. Management is undertaking the analysis to determine the final conversion plan and does not expect any adverse tax implications from the transaction to Vermilion or its unit holders.

After the conversion Vermilion will be subject to normal corporate tax rates on its taxable income in Canada. There will be no impact on the international operations of Vermilion as a result of the conversion. As at the end of December 31, 2009 there is approximately $593.6 million of tax pools available to reduce Canadian taxable income deductible at various rates and Vermilion currently does not expect to pay taxes in Canada in the immediate future subject to changes in the business model or significant increases in commodity prices.

FOREIGN EXCHANGE

For the year ended December 31, 2009, a combined realized and unrealized foreign exchange gain of $39.9 million was recorded compared to a loss of $47.1 million in 2008. The combined gain through December 31, 2009 is comprised of a realized loss of $0.5 million associated with cash repatriations and an unrealized, non-cash gain of $40.4 million. The year to date unrealized gain is largely related to the translation to Canadian dollars of foreign currency denominated future income taxes and asset retirement obligations. Since December 31, 2008, the Canadian dollar has strengthened against the Euro resulting in this unrealized gain.

	Three Months Ended		Twelve Months Ended
($000’s except per boe)	Dec 31, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008
Foreign exchange (gain) loss	$(13,386)	$41,065	$(39,894)	$47,110
Per boe	$(5.65)	$13.85	$(3.48)	$3.93

EARNINGS

Net earnings for the three and twelve month periods ended December 31, 2009 were $122.9 million or $1.60 per unit and $185.5 million or $2.56 per unit, respectively (three and twelve month periods ended December 31, 2008, $13.8 million or $0.20 per unit and $229.2 million or $3.30 per unit, respectively). The decrease in earnings for 2009 versus 2008 is due to lower average commodity price levels in 2009 as compared to the prior year.

LIQUIDITY AND CAPITAL RESOURCES

Vermilion’s net debt as at December 31, 2009 was $120.4 million compared to $207.8 million as at December 31, 2008.

As at December 31, 2009, the Trust had syndicated credit facilities allowing for maximum borrowings of $675 million comprised of a revolving facility and an acquisition facility. The revolving period under the revolving credit facility is expected to expire in June 2010 and may be extended for an additional period of up to 364 days at the option of the lenders. If the lenders convert the revolving credit facility to a non-revolving credit facility, the amounts outstanding under the facility become repayable 24 months after the end of the revolving period. The acquisition facility is a non-revolving, non-extendible facility permitting maximum borrowings of $100 million and is expected to mature in June 2010. Various borrowing options are available under the facilities including prime rate based advances and bankers’ acceptance loans.

The credit facilities are secured by various fixed and floating charges against subsidiaries of the Trust. Under the terms of the revolving credit facility, the Trust must maintain a ratio of total borrowings under the facility to consolidated earnings before interest, income taxes, depreciation, accretion and other certain non-cash items of not greater than 3.0. Borrowings under the acquisition facility are subject to certain conditions including unanimous approval of all banks in the syndicate.

The amount available to the Trust under these facilities is reduced by outstanding letters of credit totalling $85.1 million as at December 31, 2009 associated with the Trust’s operations. Through December 31, 2009 the Trust had not drawn on the acquisition facility. Subsequent to December 31, 2009, the Trust obtained a financial guarantee from a third party to backstop a substantial portion of the Trust’s letters of credit. This allows Vermilion to maintain access to substantially all of its available credit facility.

On October 30, 2009 the Trust completed the sale of 7,282,000 trust units at $30.90 per trust unit which resulted in net proceeds of $213.8 million after deducting the underwriters’ fee. The underwriters subsequently exercised the over-allotment option associated with the offering resulting in the issuance of an additional 809,000 trust units for $23.8 million in net proceeds.

On December 21, 2009, Vermilion completed the previously announced sale of its 18.8 million shares of Verenex, representing the Trust’s entire investment in that entity, at $7.29 per share resulting in net proceeds of $136.5 million. The gain associated with this sale transaction was $80.5 million and is reflected as a gain related to equity method investment on the consolidated statement of earnings. Also included within the gain related to equity method investment on the consolidated statement of earnings is the equity method loss for the period prior to the sale transaction.

Effective June 2008, Vermilion suspended the distribution reinvestment plan as a result of continued high commodity prices resulting in fund flows from operations that were in excess of the level needed to sustain the Trust’s business model. In December 2009 Vermilion announced it was reinstating the distribution reinvestment plan effective January 15, 2010. Cash flows from financing activities for the year ended December 31, 2008 included cash flows related to the issuance of trust units pursuant to the distribution reinvestment plan of $18.5 million and there were no proceeds related to the program in 2009.

On July 30, 2009 the Trust completed its previously announced acquisition of an 18.5% non-operated interest in the Corrib gas field located off the northwest coast of Ireland for cash consideration of $136.8 million. Pursuant to the terms of the acquisition agreement, the Trust will make an additional future payment to the vendor, the amount of which will be between US $135 million and US $300 million depending on the date when first commercial gas is achieved. Management currently expects that first commercial gas will be achieved by the end of 2012.

To reflect the future payment due to the vendor, the Trust has recognized a non-current liability which was determined by calculating the expected value of the payment based on management’s initial estimate at the date of acquisition that first commercial gas would occur at the end of 2011 and then discounting the resulting amount. The discount rate used to present value this obligation was 8%, which is the Trust’s best estimate of the interest rate that would result from an arm’s length borrowing transaction associated with the purchase of these assets. During the year ended December 31, 2009, $3.2 million of interest expense associated with the unwinding of the discount on this obligation was capitalized. The cost of this acquisition, which is not a business combination for accounting purposes, was allocated as follows:

Capital assets	$304,564
Future income tax assets	67,299
Asset retirement obligation	(9,788)
Working capital	(57,507)
Total consideration	$304,568

Comprised of:
Cash	$136,832
Present value of estimated future payment due to vendor	167,736
Total consideration	$304,568

As a result of revised estimates associated with the timing of first commercial gas, subsequent to the compilation of the purchase price allocation above, management prospectively adjusted the discounted amount of consideration due to the vendor. This adjustment resulted in a decrease in the discounted amount due to the vendor of $56.3 million, a decrease in the value of capital assets of $75.7 million and an increase in associated future income tax assets of $18.8 million. These adjustments are reflected in the Trust’s consolidated balance sheet at December 31, 2009.

RECLAMATION FUND

Vermilion has established a reclamation fund for the ultimate payment of environmental and site restoration costs on its asset base. The reclamation fund is funded by Vermilion Resources Ltd. and its operating subsidiaries. Contribution levels to the reclamation fund are reviewed on a regular basis and are adjusted when necessary to ensure that reclamation obligations associated with the Trust’s assets will be substantially funded when the costs are expected to be incurred.

As at December 31, 2009, the fair value of the reclamation fund was $69.0 million and the fund was comprised of $22.0 million in cash and short term investments and $47.0 million in equity and debt securities. A portion of the cash and short term investments and all of the equity and debt securities are professionally managed by third parties.

ASSET RETIREMENT OBLIGATIONS

At December 31, 2009, Vermilion’s asset retirement obligations were $237.1 million compared to $265.1 million as at December 31, 2008. The decrease is largely attributable to changes in estimates relating to the Trust’s future obligations as well as the impact of exchange rates on foreign currency denominated obligations.

During the years ended December 31, 2009 and 2008, the Trust completed reviews of its estimates of the expected costs to reclaim the net interest in its wells and facilities. When appropriate, the Trust engages external third party consultants with relevant experience in reclamation activities in the regions in which Vermilion has operations to assist in estimating its asset retirement obligations.

DISTRIBUTIONS

Vermilion maintained monthly distributions at $0.19 per unit for the three and twelve month periods ended December 31, 2009 and declared distributions totalling $166.4 million in 2009 compared to $158.7 million for the same period in 2008.

Since inception, the Trust has declared $939.8 million in distributions to unitholders as compared to unitholders’ capital of $711.7 million at December 31, 2009.

There were no proceeds from the Trust’s distributions reinvestment program in 2009 (2008 - $18.5 million) as the program was suspended effective June 2008. In December 2009, Vermilion reinstated its distribution reinvestment plan beginning with the January 15, 2010 distribution. The plan allows eligible holders of trust units to receive additional trust units equal to 5% of cash distributions by reinvesting the distribution.

Sustainability of Distributions

	Three Months Ended	Twelve Months Ended	Year Ended	Year Ended
($000’s)	Dec 31, 2009	Dec 31, 2009	Dec 31, 2008	Dec 31, 2007
Cash flows from operating activities	$84,184	$230,316	$660,135	$349,890
Net earnings	$122,900	$185,498	$229,189	$164,286
Distributions declared	$45,019	$166,385	$158,674	$136,389
Excess of cash flows from operating activities over cash distributions declared
	$39,165	$63,931	$501,461	$213,501
Excess of net earnings over cash distributions declared
	$77,881	$19,113	$70,515	$27,897

Excess of cash flows from operating activities over cash distributions declared are used to fund capital expenditures, asset retirement costs, reclamation fund contributions and debt repayments.

The Trust’s policy with respect to distributions is to be conservative and retain a low payout ratio when comparing distributions to fund flows from operations. During low price commodity cycles, Vermilion will initially maintain distributions and allow the payout ratio to rise. Should the low price cycle remain for an extended period of time, the Trust will evaluate the necessity to change the level of distribution, taking into consideration capital development requirements, debt levels and acquisition opportunities.

Since Vermilion’s conversion to a trust in January 2003, the distribution remained at $0.17 per unit per month until December 2007. Since then, the distribution has remained at $0.19 per unit per month.

UNITHOLDERS’ EQUITY

During the year ended December 31, 2009, 1.2 million units were issued pursuant to the conversion of exchangeable shares and the Trust’s unit based compensation programs.

On October 30, 2009 the Trust completed the sale of 7,282,000 trust units at $30.90 per trust unit which resulted in net proceeds of $213.8 million after deducting the underwriters’ fee. The underwriters subsequently exercised the over-allotment option associated with the offering resulting in the issuance of an additional 809,000 trust units for $23.8 million in net proceeds.

Unitholders’ capital increased in 2009 by $250.5 million as a result of the issuance of those units and $16.8 million as a result of contributed surplus transfer related to unit based compensation plans.

In October 2008 the Trust acquired and then cancelled 45,600 of its own trust units pursuant to a normal course issuer bid. The cost to acquire these trust units was $1.2 million and this transaction resulted in a decrease to unitholders’ capital and retained earnings of $0.3 million and $0.9 million, respectively.

As at March 3, 2010 there were 79,657,564 trust units outstanding.

NON-CONTROLLING INTEREST – EXCHANGEABLE SHARES

The Trust has recorded non-controlling interest attributed to the issued and outstanding exchangeable shares.

Non-controlling interest on the consolidated balance sheets represents the book value of exchangeable shares plus accumulated earnings attributable to the outstanding exchangeable shares. The reduction in net income represents the net income attributable to the exchangeable shareholders for the period. As the exchangeable shares are converted to trust units, Unitholders' capital is increased for the fair value of the trust units issued. As the exchangeable shares are exchanged for trust units over time, the non-controlling interest will decrease and eventually will be nil when all exchangeable shares have been exchanged for trust units.

As at December 31, 2009 there were 4.0 million exchangeable shares outstanding at an exchange ratio of 1.80065 whereby 7.2 million trust units would be issuable upon conversion. The exchangeable shares can be redeemed by the shareholder for trust units at any time. All outstanding exchangeable shares must be redeemed on or before January 22, 2013 and Vermilion may redeem the exchangeable shares at any time if the number of exchangeable shares outstanding falls below 500,000 shares. Vermilion may issue cash or trust units upon redemption of exchangeable shares and it is the intention to issue trust units upon redemption. Upon converting to a corporation, it is expected that the outstanding exchangeable shares will be converted to common shares of Vermilion at the exchange ratio prevailing at the time of conversion.

CRITICAL ACCOUNTING ESTIMATES

The Trust’s financial and operating results contain estimates made by management in the following areas:

i.	Capital expenditures are based on estimates of projects in various stages of completion;
ii.	Revenues, royalties and operating costs include accruals based on estimates of management;
iii.	Fair value of derivative instruments are based on estimates that are subject to the fluctuation of commodity prices and foreign exchange rates;
iv.	Depletion, depreciation and accretion are based on estimates of oil and gas reserves that the Trust expects to recover in the future;
v.	Asset retirement obligations are based on estimates of future costs and the timing of expenditures;
vi.	The future recoverable value of capital assets and goodwill are based on estimates that the Trust expects to realize; and
vii.	Unit compensation expense is determined using accepted fair value approaches which rely on historical data and certain estimates made by management.

OFF BALANCE SHEET ARRANGEMENTS

The Trust has certain lease agreements that are entered into in the normal course of operations. All leases are operating leases and accordingly no asset or liability value has been assigned in the balance sheet as of December 31, 2009.

The Trust uses a variety of options including funded and costless collars and puts to manage the risk associated with fluctuating commodity prices on the sale of crude oil and natural gas. The Trust does not obtain collateral or other security to support its financial derivatives as Vermilion reviews the creditworthiness of the counterparty prior to entering into a derivative contract.

The Trust has not entered into any guarantee or off balance sheet arrangements that would adversely impact the Trust’s financial position or results of operations.

DISCLOSURE CONTROLS AND PROCEDURES

There was no change in Vermilion’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect its internal control over financial reporting.

INTERNATIONAL FINANCIAL REPORTING STANDARDS TRANSITION (“IFRS”)

Background

Publically accountable enterprises such as Vermilion must begin to report their financial results under IFRS in 2011. Accordingly, in 2008 Vermilion formed an internal IFRS transition team and retained the services of a large international public accounting firm to advise the Trust in its conversion program. Initially, the transition team focused on completing a scoping diagnostic to determine the areas of significant difference between Canadian GAAP and IFRS and the related reporting and information system issues. Since completing the scoping diagnostic, Vermilion’s transition team has continued to draft accounting research and policy papers which are reviewed by the advising public accounting firm.

Project Status

Vermilion has not yet finalized all of its accounting policies under IFRS as the Trust is actively working with peer entities to select, when appropriate and practicable, consistent accounting policies in an effort to preserve comparability. Vermilion remains focused on the transition to IFRS and the Trust will be ready to prepare financial statements under both Canadian GAAP and IFRS for 2010 to provide for comparative financial statements after the official changeover in 2011. Vermilion is targeting to complete its draft opening IFRS balance sheet by June 2010, however as noted above, it is likely that certain issues will not be ultimately resolved by that time.

Areas of focus

The following discussion provides additional information on the key areas of focus, however, as certain aspects of the adoption of IFRS in Canada remain uncertain, Vermilion cannot guarantee that this information will not change as the date of transition approaches. The Trust will continue to communicate information in relation to its conversion process as it becomes available.

Accounting for capital assets including impairment

Vermilion’s transition team is currently determining the Trust’s accounting policies associated with capital assets under IFRS. When appropriate, the Trust is electing to make policy choices that minimize the differences between Vermilion’s capital assets accounting under current Canadian GAAP and IFRS and also that reflect policies which are consistent with our peer entities.

There are still a number of significant differences associated with accounting for capital assets under IFRS versus Canadian GAAP which will impact Vermilion. Under Canadian GAAP’s full-cost accounting, expenditures related to oil and gas assets are aggregated on a country-by-country basis for depletion and impairment testing purposes. Under IFRS, the unit of account for both depletion and impairment testing is significantly smaller and accordingly, non-cash impairments are more likely under IFRS than under Canadian GAAP full-cost accounting.

On July 23, 2009 the International Accounting Standards Board (“IASB”) issued amendments to IFRS 1, “First-time Adoption of International Financial Reporting Standards” that greatly reduced the amount of effort required upon transition to IFRS for entities, such as Vermilion, that have historically applied the full-cost method of accounting. Under the amendment, Canadian GAAP full cost pools are allocated to smaller units of account at the transition date of January 1, 2010 based on either reserve volumes or values and currently Vermilion’s intends to rely on this exemption and perform this allocation based on reserve values.

Vermilion’s current accounting systems and processes are capable of accounting for capital assets at the more detailed level required under IFRS.

Functional currency

Under Canadian GAAP, Vermilion concluded that the functional currency of its foreign operating subsidiaries is the Canadian dollar. As a result of differences in the requirements for functional currency determination, Vermilion has concluded that under IFRS the functional currency of its foreign operating subsidiaries will be their local currencies. As a consequence of this change, gains and losses related to the translation of the financial statements of these subsidiaries will be recorded through the balance sheet and will not impact net income. In addition, the capital asset accounts of Vermilion’s foreign operating subsidiaries will be translated to Canadian dollars at the foreign exchange rates in effect at the balance sheet date whereas presently, these capital asset accounts are translated at historical rates of exchange.

Deferred income taxes

Vermilion has been closely monitoring the progress associated with the IASB’s exposure draft to replace IAS 12 “Income Taxes.” In October 2009, the IASB decided it would not proceed with the exposure draft and instead would consider a limited scope project to amend IAS 12. Accordingly, Vermilion is evaluating the differences between the current version of IAS 12 and the relevant Canadian GAAP requirements.

Accounting for trust units and exchangeable shares

In Canada, units issued by investment trusts such as Vermilion are redeemable by unitholders and under IFRS, unless certain specific criteria are met, redeemable securities cannot be classified as permanent equity. Although Vermilion plans to convert to a corporation in September 2010, non-equity presentation of Vermilion’s trust units prior to conversion could result in a large increase to the value of Vermilion’s resulting share capital with a corresponding decrease in retained earnings.

Vermilion is currently working with its advising public accounting firm to determine whether or not Vermilion’s trust units qualify for the exemption which would allow the Trust to continue to present its trust units as equity.

Unit based compensation

Vermilion is currently assessing the impact of the redemption feature associated with its units and the intended corporate conversion on the Trust’s unit based compensation plans.

Asset retirement obligations

The basic fundamental premise underlying the accounting for asset retirement obligations is consistent between Canadian GAAP and IFRS, however under the latter; the liability is remeasured at each reporting date using the current risk free interest rate. As the Trust is electing to use the IFRS 1 deemed cost accounting exemption noted above, upon transition Vermilion will recognize its asset retirement obligations at the amounts required under IFRS and will record the difference between those amounts, and the Canadian GAAP values, against retained earnings.

Issues associated with the initial adoption of IFRS

Aside from the IFRS 1 deemed cost accounting exemption, Vermilion has not yet ultimately concluded on what other available exemptions it will take upon transition to IFRS. Presently however, the Trust believes it will apply the IFRS 1 exemptions associated with business combinations and cumulative translation differences related to the change in the functional currency of Vermilion’s operating subsidiaries as described above.

As noted previously, Vermilion has conducted a review of its accounting systems and processes and, as a result of various upgrades that have been completed over recent years, the Trust’s current systems and processes will accommodate the transition to IFRS.

Vermilion has established internal controls associated with the IFRS transition which include approvals at various stages of the project and the Trust continues to work closely with its advising public accounting firm in relation to the IFRS conversion.

NEW ACCOUNTING POLICIES

On January 1, 2009 the Trust adopted CICA Handbook Section 3064, “Goodwill and Intangible Assets” which replaced Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”. Section 3064 incorporates guidance addressing when an internally developed intangible asset meets the criteria for recognition as an asset. The adoption of this standard did not impact the Trust’s consolidated financial statements.

Effective January 1, 2009 the Trust adopted EIC 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. This abstract concludes that for all financial assets and liabilities measured at fair value, including derivative instruments, an entity’s own credit risk and the credit risk of the counterparty should be taken into account when determining fair value. The adoption of this abstract did not impact the Trust’s consolidated financial statements.

On July 1, 2009 the Trust adopted the amendments to Section 3855 “Financial Instruments – Recognition and Measurement”. The amendments clarify that reclassification out of the held for trading category of an embedded derivative in a contract that can not be measured separately is prohibited. The adoption of this amendment did not have an impact on the Trust’s consolidated financial statements.

In June 2009 the CICA amended Section 3862, “Financial Instruments – Disclosures” to require certain additional disclosures relating to the determination of fair values. The amendments require that an entity disclose a fair value hierarchy classification for each class of financial instruments. The amendments are effective for annual financial statements ending on or after September 30, 2009 and these financial statements reflect the additional disclosure requirements. As the amendments relate strictly to disclosure, they did not have a material impact on the financial statements of the Trust.

ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

In January 2009, the CICA issued Section 1582 – “Business Combinations”, Section 1601– “Consolidated Financial Statements” and Section 1602 – “Non-controlling Interests”. These new sections are effective for years beginning on or after January 1, 2011 with earlier adoption permitted. Sections 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners, members or participants. Finally, acquisition costs are not part of the consideration and, with the exception of trust unit issue costs, acquisition-related costs are to be expensed when incurred. Vermilion is currently assessing the potential impact and whether or not it will elect to adopt these standards in advance of the transition to IFRS.

On February 13, 2008, the Accounting Standards Board (“AcSB”) confirmed that the transition date to IFRS from Canadian GAAP will be January 1, 2011 for publically accountable enterprises such as Vermilion. Please see “International Financial Reporting Standards Transition” for additional information.

ABBREVIATIONS

API	American Petroleum Institute
bbls	barrels
bbls/d	barrels per day
bcf	billion cubic feet
boe	barrel of oil equivalent
boe/d	barrel of oil equivalent per day
CBM	coalbed methane
GJ	gigajoules
$m	thousands of dollars
$mm	millions of dollars
mbbls	thousand barrels
mboe	thousand barrels of oil equivalent
mcf	thousand cubic feet
mcf/d	thousand cubic feet per day
mmboe	million barrels of oil equivalent
mmcf	million cubic feet
mmcf/d	million cubic feet per day
MW	megawatt
NGLs	natural gas liquids
NPV	net present value
WTI	West Texas Intermediate

NETBACKS (6:1)							Three	Twelve
							Months	Months
							Ended	Ended
	Three Months Ended Dec 31/09			Twelve Months Ended Dec 31/09			Dec 31/08	Dec 31/08
	Oil &	Natural		Oil &	Natural
	NGLs	Gas	Total	NGLs	Gas	Total	Total	Total
Trust Financial Information	$/bbl	$/mcf	$/boe	$/bbl	$/mcf	$/boe	$/boe	$/boe
Canada
Price	$70.28	$4.68	$41.51	$59.58	$4.16	$35.83	$48.30	$66.24
Realized hedging gain or loss	-	-	-	-	-	-	0.70	0.18
Royalties	(17.17)	(0.48)	(7.45)	(12.72)	(0.30)	(5.25)	(9.11)	(12.90)
Transportation	(1.62)	(0.19)	(1.30)	(1.60)	(0.19)	(1.27)	(1.27)	(1.20)
Operating costs	(11.85)	(1.65)	(10.54)	(11.55)	(1.58)	(10.13)	(10.93)	(10.48)
Operating netback	$39.64	$2.36	$22.22	$33.71	$2.09	$19.18	$27.69	$41.84
France
Price	$75.68	$8.81	$75.17	$66.43	$8.34	$66.09	$72.46	$99.86
Realized hedging gain or loss	1.83	-	1.79	1.79	-	1.75	1.44	(3.60)
Royalties	(5.48)	(0.29)	(5.40)	(5.44)	(0.25)	(5.36)	(4.93)	(5.94)
Transportation	(2.93)	-	(2.86)	(3.54)	-	(3.47)	(5.93)	(5.63)
Operating costs	(13.95)	(4.78)	(14.28)	(12.14)	(4.15)	(12.40)	(17.69)	(11.98)
Operating netback	$55.15	$3.74	$54.42	$47.10	$3.94	$46.61	$45.35	$72.71
Netherlands
Price	$123.10	$7.08	$43.04	$56.06	$8.80	$52.79	$81.30	$68.66
Operating costs	-	(2.25)	(13.41)	-	(2.48)	(14.78)	(12.23)	(12.19)
Operating netback	$123.10	$4.83	$29.63	$56.06	$6.32	$38.01	$69.07	$56.47
Australia
Price	$101.62	$-	$101.62	$75.91	$-	$75.91	$64.51	$105.34
Royalties	(34.88)	-	(34.88)	(20.65)	-	(20.65)	18.14	(20.96)
Operating costs	(16.56)	-	(16.56)	(13.82)	-	(13.82)	(15.93)	(14.64)
Operating netback	$50.18	$-	$50.18	$41.44	$-	$41.44	$66.72	$69.74
Total Trust
Price	$84.52	$5.49	$65.38	$68.90	$5.62	$55.83	$62.49	$83.61
Realized hedging gain or loss	0.80	-	0.50	0.75	-	0.47	0.66	(0.89)
Royalties	(18.75)	(0.33)	(12.53)	(12.80)	(0.21)	(8.52)	(0.83)	(10.92)
Transportation	(1.58)	(0.60)	(2.33)	(1.78)	(0.24)	(1.65)	(2.08)	(1.96)
Operating costs	(14.53)	(1.89)	(13.35)	(12.68)	(1.89)	(12.18)	(14.01)	(11.98)
Operating netback	$50.46	$2.67	$37.67	$42.39	$3.28	$33.95	$46.23	$57.86
General and administration			(3.16)			(2.72)	(1.76)	(2.07)
Interest			(2.21)			(1.16)	(0.80)	(1.36)
Realized foreign exchange			2.09			(0.04)	1.42	0.46
Other income			0.01			-	-	-
Proceeds on sale of investments			0.97			0.23	-	0.01
Current taxes			(1.33)			(2.57)	(0.46)	(6.99)
Fund flows netback			$34.04			$27.69	$44.63	$47.91
Depletion, depreciation and accretion			(20.59)			(21.71)	(21.63)	(21.32)
Future income taxes			4.85			2.70	(1.46)	(0.33)
Other income or loss			(0.91)			0.47	(0.57)	(0.44)
Unrealized foreign exchange			3.56			3.52	(15.27)	(4.39)
Non-controlling interest – exchangeable shares			(4.26)			(1.57)	(0.44)	(1.88)
Equity in affiliate			29.14			6.75	0.14	0.04
Unrealized gain or loss on derivative instruments			0.31			(0.08)	0.81	1.09
Fair value of unit compensation			(1.64)			(1.59)	(1.58)	(1.53)
Earnings netback			$44.50			$16.18	$4.63	$19.15

The above table includes non-GAAP measures which may not be comparable to other companies. Please see “Non-GAAP Measures” under MD&A section for further discussion.

Consolidated Balance Sheets
(Thousands of Canadian dollars, unaudited)

	December 31, 2009	December 31, 2008

ASSETS
Current
Cash and cash equivalents	$99,066	$67,231
Short-term investments	15,895	9,491
Accounts receivable	117,051	123,794
Crude oil inventory	5,235	12,167
Derivative instruments	8,217	11,638
Prepaid expenses and other	11,422	15,852
	256,886	240,173
Derivative instruments	7,896	3,566
Future income taxes	119,714	-
Long-term investments	4,342	63,752
Goodwill	19,840	19,840
Reclamation fund	69,003	63,399
Capital assets	1,606,995	1,407,629
	$2,084,676	$1,798,359

LIABILITIES
Current
Accounts payable and accrued liabilities	$197,633	$179,312
Distributions payable to unitholders	15,109	13,340
Derivative instruments	1,772	-
Income taxes payable	2,366	57,623
Future income taxes	683	-
	217,563	250,275
Long-term debt	159,723	197,651
Amount due pursuant to acquisition	111,402	-
Asset retirement obligations	237,110	265,101
Future income taxes	218,764	245,799
	944,562	958,826
Non-controlling interest – exchangeable shares	100,824	84,523

UNITHOLDERS’ EQUITY
Unitholders’ capital	711,667	444,353
Contributed surplus	30,413	29,698
Retained earnings	297,210	280,959
	1,039,290	755,010
	$2,084,676	$1,798,359

Consolidated Statements of Earnings, Comprehensive Income and Retained Earnings
(Thousands of Canadian dollars, except unit and per unit amounts, unaudited)

	Three Months Ended		Twelve Months Ended
	Dec 31, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008
REVENUE
Petroleum and natural gas revenue	$180,544	$185,329	$639,751	$1,001,905
Royalties	(34,593)	(2,465)	(97,632)	(130,828)
	145,951	182,864	542,119	871,077
EXPENSES AND OTHER (INCOME) EXPENSE
Operating	36,857	41,547	139,606	143,538
Transportation	6,422	6,165	18,939	23,545
Unit based compensation	4,520	4,684	18,196	18,388
(Gain) on derivative instruments	(2,249)	(4,342)	(4,526)	(2,477)
Interest	3,870	2,383	13,268	16,331
General and administration	8,728	5,210	31,192	24,837
Foreign exchange (gain) loss	(13,386)	41,065	(39,894)	47,110
Other (income) expense	(188)	1,704	(8,021)	5,261
Depletion, depreciation and accretion	56,870	64,139	248,726	255,473
	101,444	162,555	417,486	532,006
EARNINGS BEFORE INCOME TAXES AND OTHER ITEMS	44,507	20,309	124,633	339,071
INCOME TAXES
Future	(13,381)	4,316	(30,963)	4,003
Current	3,684	1,362	29,429	83,804
	(9,697)	5,678	(1,534)	87,807
OTHER ITEMS
Non-controlling interest – exchangeable shares	11,777	1,304	17,977	22,526
(Gain) related to equity method investment	(80,473)	(428)	(77,308)	(451)
	(68,696)	876	(59,331)	22,075
NET EARNINGS AND COMPREHENSIVE INCOME	122,900	13,755	185,498	229,189
Retained earnings, beginning of period	219,329	308,157	280,959	217,209
Distributions declared	(45,019)	(40,022)	(166,385)	(158,674)
Repurchase of units	-	(931)	-	(931)
Unit-settled distributions on vested unit based awards	-	-	(2,862)	(5,834)
RETAINED EARNINGS, END OF PERIOD	$297,210	$280,959	$297,210	$280,959

NET EARNINGS PER TRUST UNIT
Basic	$1.60	$0.20	$2.56	$3.30
Diluted	$1.59	$0.19	$2.53	$3.23

WEIGHTED AVERAGE TRUST UNITS OUTSTANDING
Basic	76,685,018	70,220,699	72,405,606	69,548,183
Diluted	84,659,411	77,882,384	80,569,607	78,018,769

Consolidated Statements of Cash Flows
(Thousands of Canadian dollars, unaudited)

	Three Months Ended		Twelve Months Ended
	Dec 31, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008
OPERATING
Net earnings	$122,900	$13,755	$185,498	$229,189
Adjustments:
Depletion, depreciation and accretion	56,870	64,139	248,726	255,473
Change in unrealized gains and losses and accruals
relating to derivative contracts	(865)	(2,397)	863	(13,102)
Unit based compensation	4,520	4,684	18,196	18,388
(Gain) related to equity method investment	(80,473)	(428)	(77,308)	(451)
Unrealized foreign exchange (gain) loss	(9,842)	45,280	(40,374)	52,579
Non-controlling interest – exchangeable shares	11,777	1,304	17,977	22,526
Change in unrealized gains and losses and accruals
included in other (income) expense relating to investments	(160)	1,736	(8,052)	5,361
Proceeds from held for trading investments	2,674	-	2,674	-
Future income taxes	(13,381)	4,316	(30,963)	4,003
	94,020	132,389	317,237	573,966
Asset retirement costs incurred	(4,854)	(4,923)	(10,139)	(10,200)
Changes in non-cash operating working capital	(4,982)	15,517	(76,782)	96,369
Cash flows from operating activities	84,184	142,983	230,316	660,135
INVESTING
Drilling and development of petroleum and
natural gas properties	(75,458)	(80,865)	(194,666)	(186,836)
Acquisition of petroleum and natural gas properties	(16,914)	(79)	(159,536)	(46,466)
Corporate acquisition, net of cash acquired	-	(1,764)	-	(1,764)
(Purchase of) short-term investments	(4,293)	(9,491)	(6,404)	(9,491)
Long-term investment	136,479	-	136,479	(627)
Contributions to reclamation fund	-	(667)	-	(10,378)
Changes in non-cash investing working capital	1,075	319	(1,631)	(179)
Cash flows from (used in) investing activities	40,889	(92,547)	(225,758)	(255,741)
FINANCING
(Decrease) in long-term debt	(216,000)	(85,943)	(37,053)	(258,836)
Issue of trust units for cash	237,478	-	240,178	3,740
Issue of trust units pursuant to the distribution
reinvestment plan	-	-	-	18,453
Cash distributions	(43,478)	(39,953)	(164,616)	(158,128)
Repurchase of units	-	(1,213)	-	(1,213)
Cash flows (used in) from financing activities	(22,000)	(127,109)	38,509	(395,984)
Foreign exchange (loss) gain on cash held in foreign currencies	(6,683)	11,468	(11,232)	10,953
Net change in cash and cash equivalents	96,390	(65,205)	31,835	19,363
Cash and cash equivalents, beginning of period	2,676	132,436	67,231	47,868
Cash and cash equivalents, end of period	$99,066	$67,231	$99,066	$67,231
Supplementary information - cash payments
Interest paid	$3,086	$1,840	$12,301	$14,905
Income taxes paid	$4,097	$(2,365)	$84,686	$27,699

CONTACT:
Vermilion Energy Trust
Lorenzo Donadeo, 403-269-4884
President & CEO
or
Curtis W. Hicks, C.A., 403-269-4884
Executive VP & CFO
Paul Beique, 403-269-4884
Vice President Capital Markets
TOLL FREE 1-866-895-8101
investor_relations@vermilionenergy.com
www.vermilionenergy.com